UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

May 8, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

MicroStrategy Incorporated
File No. 0-24435 - CF#21858

MicroStrategy Incorporated submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 99.1 to a Form 8-K filed on March 19, 2008, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 10-Q filed on May 2, 2008.

Based on representations by MicroStrategy Incorporated that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 99.1   through March 19, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel